Law Offices
Stradley, Ronon, Stevens & Young, LLP
1250 Connecticut Ave. NW, Suite 500
Washington, DC 20036
(202) 822-9611

October 21, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esquire

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Mr. Thompson:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on October 7, 2010, with regard to Post-Effective Amendment No. 30 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 27, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to comply with the recent amendments to Form N-1A requiring inclusion of a “Summary Prospectus” (SEC Release Nos: 33-8998; IC-28584).

Below we have provided your comments and the Registrant’s response to each comment.  Where applicable, these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act on or about October 27, 1010.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GENERAL COMMENTS

1.           Comment: In the response letter, please include the Tandy representations.

Response: The Registrant has included the Tandy representations in the immediately preceding paragraph.

2.	Comment: In the response letter, please indicate whether the Registrant intends to use summary prospectuses.

Response: The Registrant currently does not plan to use summary prospectuses for each Fund.  However, in the event the Registrant later decides to use summary prospectuses, it will make the necessary filings and also include the following disclosure on the front page of each summary prospectus:

“Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. The Fund’s Prospectus and Statement of Additional Information, both dated [insert date], are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to http://www.bridgeway.com, email a request to funds@bridgeway.com or call 800-661-3550, or ask any financial advisor, bank, or broker-dealer who offers shares of the Fund.”

PROSPECTUS COMMENTS

1.	Comment: For each Fund, remove the ticker symbol underneath each heading entitled “FUND SUMMARY” because it is neither required nor permitted.

Response: The Registrant has made the revisions as requested.

2.	Comment: In the Fees and Expenses table for each Fund, remove the parenthetical next to the line item “Management Fees.”

Response: The Registrant has made the revisions as requested.

3.
Comment:  In the Fees and Expenses table for each Fund, remove the line items entitled “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)” if the Fund did not waive any fees during the previous fiscal year (irrespective of whether or not there is a contractual waiver agreement).

Response: The Registrant has made the revisions as requested.

4.
Comment:  Remove all footnotes to the Fees and Expenses table for each Fund except any footnotes related to an actual fee waiver and/or expense reimbursement (but only if the Fund actually had waivers and/or reimbursements shown in the Fee Table).

Response: The Registrant has made the revisions as requested.

5.
Comment:  For the Aggressive Investors 1 Fund, explain in the response letter why the management fee is negative and why it is appropriate to show a negative management fee in the Fee Table.  In addition, indicate in the response letter where in the shareholder reports, it is shown that Bridgeway Capital Management, Inc., the investment adviser to the Fund (the “Adviser”), has actually paid such management fees into the Fund.

Response: See Exhibit A attached hereto for the response to this comment.

6.
Comment:  For the Aggressive Investors 1 Fund and Aggressive Investors 2 Fund, revise the derivatives disclosure to address the SEC’s recent letter dated July 30, 2010 to the ICI (the “ICI Letter”) in terms of strategy and risk description and also expand/add risk disclosure for leverage.

Response:  The bullet point in the “Principal Investment Strategies” section that currently states that each Fund may use aggressive investment techniques such as “purchasing and selling futures and options on individual stocks and stock indexes, as well as commodity futures and options” has been replaced with two separate bullet points worded as follows:

•
“purchasing and selling futures and options on individual stocks and stock market indexes to increase or decrease the Fund’s exposure to stock market risk in order to attempt to maintain a more constant level of risk.

•	purchasing and selling financial or commodity futures and options to diversify risk.”

In accordance with the guidance provided in the ICI Letter, the aforementioned revisions are directly relevant to each Fund’s investment objective because each Fund’s investment objective is “to exceed the stock market total return (primarily through capital appreciation) at a level of total risk roughly equal to that of the stock market over longer periods of time (three year intervals or more).”

The Registrant also has expanded the leverage risk by adding the following language: “Leverage created from borrowing may impair the Fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase volatility or otherwise not achieve its intended objective.”  Similar language also has been added to the “Principal Risks” section regarding “Leveraging Risk” on page 58 of the Prospectus.

In addition, the Registrant has deleted the sentence in the “Principal Risks” section for each Fund that currently states that the “Fund’s use of futures and options to manage risk or hedge market volatility are subject to certain additional risks” and added the following new disclosure in the “Principal Risks” section instead:

“Futures and options may not always be successful hedges, and their prices can be highly volatile. They may not always successfully manage risk. Using futures and options could lower a Fund’s total return, and the potential loss from the use of futures can exceed a Fund’s initial investment in such contracts.”

7.
Comment:  In the narrative below the section entitled “Performance” for each Fund modify the disclosure to indicate that “The table shows how the Fund’s average annual returns for various periods compare with a broad measure of market performance.”  The preceding sentence should relate only to the Fund’s primary benchmark.  In addition, if the Fund shows a secondary index, add narrative explaining the secondary index immediately after the previous sentence related to the primary benchmark.

Response: The Registrant has made the revisions as requested.

8.	Comment: For each Fund, under the Average Annual Total Returns table, remove all footnotes except for Footnote 1.

Response: The Registrant has made the revisions as requested.

9.
Comment:  For the Ultra-Small Company Fund and Ultra-Small Company Market Fund, explain in the response letter why the CRSP 10 Index is an appropriate index for ultra-small company stocks and also explain how the CRSP 10 Index satisfies the definition of a “broad-based securities market index” as defined in Instruction 5 of Item 27(b)(7) of Form N-1A (which is cross-referenced by Item 4(b)(2)(iii)).

Response:  Instruction 5 of Item 27(b)(7) defines a “broad-based securities market index” as an index that is administered by an organization that is not an affiliated person of the fund, its investment adviser or principal underwriter, unless the index is widely recognized and used.  The CRSP 10 Index is an index created and administered by the University of Chicago’s Center for Research in Securities Prices (“CRSP”).  The CRSP is an independent organization and is not affiliated with the Fund, the Adviser or the Fund’s principal underwriter.  According to CRSP’s website, “CRSP’s unique historical Indices Databases serve as benchmarks for the investment community, and as a foundation for academic research. Created according to clear, unbiased and systematic processes, these indexes undergo rigorous procedures to promote data accuracy, timeliness and consistency.”  As a result, the CRSP 10 Index satisfies the definition of a “broad-based securities market index.”  Moreover, the CRSP 10 Index is comprised of approximately 1,400 ultra-small companies.  As of September 30, 2010, the stocks in the CRSP 10 Index had a capitalization less than $216 million.  The methodology used by CRSP is as follows.  CRSP ranks all NYSE companies by market capitalization and then divides them into ten equally populated portfolios. Amex and NASDAQ stocks are then placed into the deciles determined by the NYSE breakpoints, based on their market capitalization.  The CRSP 10 Index is representative of the smallest 10% of companies based on market capitalization (i.e., the tenth decile).

10.
Comment:  For the Micro-Cap Limited Fund, explain in the response letter why the management fee is negative and why it is appropriate to show a negative management fee in the Fee Table.  In addition, indicate in the response letter where in the shareholder reports, it is shown that Bridgeway Capital Management, Inc., the investment adviser to the Fund has actually paid such management fees into the Fund.

Response: The Micro-Cap Limited Fund has a management fee schedule that includes a performance-based fee similar to the Aggressive Investors 1 Fund that is the subject of Comment 5 above.  As a result, the management fee for the Micro-Cap Limited Fund is negative for the same reasons as delineated in the response to Comment 5 above.  Also, the negative management fee is shown in the same place in the shareholder reports for the Micro-Cap Limited Fund as described in the response to Comment 5 above.

11.
Comment:  For the Micro-Cap Limited Fund, explain in the response letter why the CRSP 8 and 9 Indexes are appropriate indexes for micro-cap stocks and also explain how the CRSP 9 Index satisfies the definition of a “broad-based securities market index” as defined in Instruction 5 of Item 27(b)(7) of Form N-1A (which is cross-referenced by Item 4(b)(2)(iii)).

Response:  The CRSP 9 Index satisfies the definition of a “broad-based securities market index” for the same reasons delineated in the response to Comment 9 above.  The CRSP 9 Index is comprised of approximately 600 micro-cap stocks.  The CRSP 8 and 9 Indexes are representative of micro-cap stocks, which are the second and third smallest 10% of companies in the market based on market capitalization (i.e., the 8th and 9th deciles)  As of September 30, 2010, stocks in the CRSP 8 and 9 Indexes had a capitalization of $217 million to $686 million.  Micro-cap companies are smaller than small-cap companies but larger than ultra-small companies.

12.
Comment:  For the Small-Cap Momentum Fund, explain in the response letter why the actual portfolio turnover for the prior fiscal year was only 3% but the Fund lists high portfolio turnover as a strategy and risk.

Response:  The Fund was launched on May 28, 2010.  Therefore, the actual portfolio turnover of 3% only represents turnover for a period of approximately one month.  The Fund generally intends for trading to be active and therefore portfolio turnover to be high going forward.

13.
Comment:  For the Blue Chip 35 Index Fund, add the market capitalization range of the Bridgeway Ultra-Large 35 Index and explain in the response letter why the index is indicative of blue chip stocks and what criteria the Adviser uses to deem a stock to be blue chip.

Response:  The capitalization range of the Bridgeway Ultra-Large 35 Index is already included on page 56 in the “Additional Fund Information” section on the Blue Chip 35 Index Fund.  The similar capitalization ranges for all relevant funds has been included in the “Additional Fund Information” section rather than in the “Principle Investment Strategies’ section.

The Adviser defines “blue chip” stocks as the largest 150 U.S. companies based on market capitalization (this is currently disclosed in the “Additional Fund Information” section of the Prospectus). Moreover, the Adviser favors the top end of these 150 companies and those companies that are leaders in their field.  The Bridgeway Ultra-Large 35 Index is a roughly equally weighted index comprised of 35 of these “blue chip” companies.  The stocks in the Index are household names as evidenced by the full listing of companies in the Index shown on page 56 of the Prospectus.

14.	Comment: For the Managed Volatility Fund, revise the derivatives disclosure to address the ICI Letter in terms of strategy and risk description.

Response: Although we believe that the current disclosure largely satisfies the guidance in the ICI Letter, the Registrant has added the following new disclosure to the “Principal Investment Strategies” section of the Managed Volatility Fund: “Specifically, the Fund may short stock index futures to hedge a similar basket of stocks and sell covered call or put options to reduce the risk of stock ownership.”

In addition, the Registrant has added the following new risk disclosures to the “Principal Risks” section:

“The Fund’s investments in stock index futures are subject to the risk that the returns of the basket of stocks to which they are hedged are reduced by losses on the futures in a rising market.”

“The Fund’s investments in covered call and put options are subject to the risk that they may not provide sufficient protection to compensate for a decline in the underlying stock.”

15.
Comment:  For the Managed Volatility Fund, please make consistent the fact that on page 45, the disclosure indicates that the Fund is team managed and page 63 seems to indicate that only Richard Cancelmo is primarily responsible for the day-to-day management of the Fund.

Response: The Registrant has modified the disclosure to address the comment.  In particular, the disclosure on page 45 has been corrected to indicate that only Richard Cancelmo is primarily responsible for the day-to-day management of the Fund.

16.	Comment: Explain in the response letter what the primary differences are between the Ultra-Small Company Fund, Ultra-Small Company Market Fund and Micro-Cap Limited Fund.

Response:  The following is a brief explanation of the primary differences between Micro-Cap Limited Fund, Ultra-Small Company Fund, and Ultra-Small Company Market  Fund.  The differences lie in the universe of stocks and the investment approach taken by each Fund.  Micro-Cap Limited Fund seeks to achieve long-term capital appreciation that exceeds the returns of the CRSP 8 and 9 universe.  It is an actively managed fund that uses a quantitative approach including multiple, multi-factor models to select stocks from the CRSP 8-9 universe.  Ultra-Small Company Fund and Ultra-Small Company Market Fund are both focused on the CRSP 10 universe of stocks.  Ultra-Small Company Fund seeks to achieve long-term capital appreciation that exceeds the returns of the CRSP 10 universe of stocks. It is an actively managed fund that uses a quantitative approach including multiple, multi-factor models to select stocks from the CRSP 10 universe of stocks.  Ultra-Small Company Market Fund is a passively managed fund that seeks to approximate the total return of the CRSP 10 universe of stocks over longer time periods.  The Ultra-Small Company Market Fund tries to capture systematic or asset class sources of returns rather than trying to generate excess returns through stock picking (this approach is sometimes referred to as “passive, asset-class investing”).

17.
Comment:  For the Large-Cap Growth Fund and Large-Cap Value Fund, explain in the response letter how investing in stocks within the capitalization range of the Russell 1000 Index is indicative of large-cap stocks.

Response:  Both the Large-Cap Growth Fund (“LCG”) and Large-Cap Value Fund (“LCV”) invest 80% of their assets in large-cap stocks as required by Rule 35d-1 (the “Names Rule”).  Both Funds define large-cap stocks as those that have a capitalization within the capitalization range of the Russell 1000 Index.  In Frequently Asked Questions about Rule 35d-1 (Investment Company Names) released by the SEC on December 4, 2001, the SEC staff indicated in Question 6 with respect to the use of large-cap, mid-cap and small-cap in a fund name, that “[t]erms such as “small-, mid-, or large-capitalization” suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.  In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” (emphasis added)  The Funds have defined the term “large-cap” using a well-known industry index (the Russell 1000 Index) as permitted by the aforementioned SEC guidance.  According to Russell’s website, the “Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the Russell 3000 Index [based on market capitalization at the time of index reconstitution].  The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.”  As a result, we believe the Funds’ definition of large-cap stocks complies with SEC guidance.  Please also note that as of September 30, 2010, the average market capitalization of companies in LCG and LCV was approximately $45 billion and $44 billion, respectively, and the weighted average market capitalization of holdings in LCG and LCV was approximately $48 billion and $53 billion, respectively.  Finally, from an anecdotal point of view, there are a significant number of funds in the industry that define large-cap stocks based on the capitalization range of the Russell 1000 Index.  In summary, we believe that the Funds’ definition of large-cap stocks using the Russell 1000 Index capitalization range complies with the Names Rule and relevant SEC guidance and is consistent with industry practice.

18.	Comment: In the “Principal Risks” section of the Prospectus beginning on page 57, please indicate if the disclosure satisfies the requirement that it be fund-specific.

Response:  The current disclosure is Fund-specific.  Where a particular risk applies equally to any number of Funds, the Registrant has indicated to which Funds the risk applies in parentheses rather than repeating disclosure.  In addition, where there are differences among the Funds for the same risk, additional disclosure has been added.  For example, see the “Historical Data” disclosure under the “Market Risk” section on pages 58-59.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

1.
Comment:  On page 25 of the SAI, please change the heading “Dollar Amounts Paid to the Adviser” in light of the fact that there is a negative management fee for the Aggressive Investors 1 Fund and Micro-Cap Limited Fund.

Response:  Registrant declines to make the change to the heading.  However, to clarify the negative management fees, Registrant has added a footnote to the negative figures as follows: “The management fee for the Fund for the fiscal year ended June 30, 2010 is negative due to the negative performance adjustment of the investment management fee under its performance-based management fee structure.”

* * * * *

Please do not hesitate to contact Prufesh R. Modhera at (202) 419-8417 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera, Esquire

cc:           Michael Mulcahy
Tammira Philippe
Linda Giuffre
Debbie Hanna

EXHIBIT A

Aggressive Investors 1 Fund Advisory Fee Schedule

The Aggressive Investors 1 Fund’s Advisory Fee schedule is as follows:

The Advisory Fee consists of a Base Advisory Fee that is subject to a Performance Adjustment. The Base Advisory Fee is computed quarterly at the following annual rate:

           (1)           0.90% of the value of the Fund’s average daily net assets up to $250,000,000;

           (2)           0.875% of the next $250,000,000 of such assets; and

           (3)           0.85% of such assets over $500,000,000.

The Base Advisory Fee may be adjusted if the Fund outperforms or underperforms its stated benchmark over a five-year rolling performance period ending on the last day of the quarter (March 31, June 30, September 30 and December 31) that the New York Stock Exchange was open for trading (the “Performance Period”).  The Performance Adjustment Rate for Aggressive Investors 1 Fund varies with the Fund’s performance as compared to the performance of the Standard & Poor’s 500 Composite Stock Price Index (the “Index”) as published after the close of the market on the last day of the Performance Period and will range from an annual rate of -0.70% to +0.70%.  The Performance Adjustment Rate will be calculated at an annualized rate of 4.67% of the cumulative difference between the performance of the Fund and that of the Index over the Performance Period, except that there will be no performance adjustment if the cumulative difference between the Fund’s performance and that of the Index is less than or equal to 2.00% (over the Performance Period). The factor of 4.67% assumes that the Adviser will achieve the maximum or minimum of the Performance Adjustment Rate with a cumulative total return difference between the Fund and the Index of plus or minus approximately 15% over the Performance Period (0.70% divided by 15.00% = 4.67%).

The base rate and the performance rate are applied separately. The base rate is applied to the Fund’s average net assets over the most recent quarter, while the performance adjustment is applied to the Fund’s average net assets over the preceding five-year rolling Performance Period. The corresponding dollar values are then added to arrive at the total advisory fee for the current period.  This methodology complies with the provisions of Rule 205-2(c) of the Investment Advisers Act of 1940, which permits the specified period over which the asset value of the Fund is averaged for purposes of calculating the Base Advisory Fee to differ from the period over which the asset value of the Fund is averaged for computing the performance portion of the total advisory fee.  Also, in compliance with Rule 205-2(c): (i) the performance related portion of the fee is computed over a rolling period and the total fee is payable at the end of each subperiod of the rolling period; and (ii) the fulcrum fee (i.e., Base Advisory Fee) is computed on the basis of the asset value averaged over the most recent subperiod or subperiods of the rolling period.

Why the Previous Fiscal Year’s Advisory Fee is Negative

Due to the combination of underperformance over the Performance Period and significant declines in Fund assets over the Performance Period, the negative performance adjustment exceeds the Base Advisory Fee, thereby resulting in a negative total advisory fee.  This results from the fact that the average net assets over the Performance Period (on which the performance fee is computed) are significantly higher than the average net assets over the latest quarter (on which the Base Advisory Fee is computed).

The total advisory fee for the fiscal year ended June 30, 2010 was calculated based on the following information:

	Methodology	Inputs		Calculated Fee
Base Fee
Rate Average Net Assets Calculated Annual Fee	Annual Rate FYE 6/30/10	90 bps $116,287,306	(a)	$1,046,586
Quarterly Performance Fee
Qtr. Ended 9/30/09 Rate Average Net Assets Calculated Qrtly. Fee	Based on 5-year performance 10/1/04 – 9/30/09 92 days in QTR	-51.56 bps $324,166,965	(b) (b)	$(421,285.61)
Qtr. Ended 12/31/09 Rate Average Net Assets Calculated Qrtly. Fee	Based on 5-year performance 1/1/05 – 12/31/09 92 days in QTR	-70 bps $312,940,898	(b) (b)	$(552,147.78)
Qtr. Ended 3/31/10 Rate Average Net Assets Calculated Qrtly. Fee	Based on 5-year performance 4/1/05 – 3/31/10 90 days in QTR	-70 bps $300,597,734	(b) (b)	$(518,839.92)
Qtr. Ended 6/30/10 Rate Average Net Assets Calculated Qrtly. Fee	Based on 5-year performance 7/1/05 – 6/30/10 91 days in QTR	-70 bps $288,464,063	(b) (b)	$(503,429.06)

Total Combined Annual Performance Fee				$(1,995,702)

Total Combined Annual Management Fee for FYE 6/30/10				$(949,116)

Fee as a Percentage of Net Assets for FYE 6/30/10				(0.81)%

(a)           Base Fee is computed quarterly based on daily net assets during the quarter.
The average net assets for the four quarters in the fiscal year is equal to the average net assets for the fiscal year.

(b)           Performance Period is the most recent five-year period ending on the last day of the quarter.
Performance Rate is an annual rate applied on a quarterly basis.
Performance Adjustment (performance fee) is multiplied by the fund’s average net assets during the Performance Period (most recent five-year period on the last day of the quarter).

Fee Table Disclosure

Item 3 of Form N-1A indicates that the management fee shall include investment advisory fees (including any fees based on the Fund’s performance) incurred during the Fund’s most recent fiscal year.  The negative management fee shown in the Fee Table for the Aggressive Investors 1 Fund complies with this requirement.

Shareholder Report Disclosure

The amount of negative management fees owed by the Adviser to the Fund is shown in the Fund’s Statement of Assets and Liabilities in a line item entitled “Receivable from Investment Adviser.” The negative management fee for the fiscal year ended June 30, 2010 is also shown in the first two line items captioned (Base Advisory Fee and the Performance Adjustment) under the Expenses category in the Fund’s Statement of Operations.